January 15, 2009

Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC  20549-7010

Re:         Your letter dated January 8, 2009, regarding Ball Corporation’s
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 25, 2008
File No. 001-7349

Dear Mr. Hartz:

We understand that the purpose of your review process is to assist us in complying with the applicable disclosure requirements and enhancing the overall disclosures in the filings we make with the Commission and, therefore, we welcome your input.  For your convenience, we have reproduced your comments below in italics immediately prior to our response.

Form 10-K for Fiscal Year Ended December 31, 2007

Note 1.  Critical Accounting Policies, page 41
Goodwill and Other Intangible Assets, page 41

Comment #1 – We appreciate your response to our prior comment concerning your critical accounting policies regarding goodwill and other intangibles.  We also note your overall trading value compared to your book value per share.  In future filings, if a material impairment charge becomes reasonably possible, (for example, if the fair value of a particular reporting unit is particularly close to recorded value) you should provide more detailed information about your assumptions and their sensitivity to change.  Since critical accounting estimates and assumptions can be based on matters that are highly uncertain companies should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and could have a material impact.  If you would like more detailed information about this disclosure requirement, please see Section 501.14 of the Financial Reporting Codification.

Thank you for your consideration of our original responses to you dated December 18, 2008.  Regarding the disclosure of an impairment charge of goodwill or other intangible asset, if we deem such a material charge to be reasonably possible for any of our reporting units in a future filing period, we will provide more detailed information regarding our assumptions and their sensitivity to change in accordance with the guidance in Section 501.14 of the Financial Reporting Codification.

Ball Corporation
January 15, 2009

We appreciate your additional comment and believe we have adequately addressed it in our response.

Sincerely,

/s/ Raymond J. Seabrook
Raymond J. Seabrook
Executive Vice President and Chief Financial Officer